Exhibit 21.1

                                 Subsidiaries of
                               Delta Apparel, Inc.

Listed below are the subsidiaries of Delta Apparel, Inc. which are expected to exist following the Delta Apparel distribution:

(1)  Delta Apparel Honduras, S.A., a Honduran socieda anonima .
     Honduran law requires a socieda anonima to have at least five shareholders. 100% of common stock owned by Delta Apparel, Inc.
     100% of preferred stock owned by four directors of Delta Apparel, Inc.



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